

August 16, 2013

<u>Via E-mail</u>
Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

      Re: AdCare Health Systems, Inc.
                Form 10-K for the fiscal year ended December 31, 2012
                Filed July 8, 2013
                Forms 10-Q/A for the quarterly periods ended March 31, 2012, June 30, 2012
                and September 30, 2012
                Filed July 8, 2013
                File No. 001-33135

Dear Mr. Gentry:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Principles of Consolidation, page 72

1. Please give us your SAB 99 analysis and explain for us why inclusion of the Oklahoma Owners VIEs in the financial statements for the year ended December 31, 2011 was not material to such financial statements. Provide us with an analysis of the forgone adjustments that would have been required to de-consolidate these VIEs at December 31, 2011.

Item 9, Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 138

2. We note form the final bullet point on page 139 that you have expanded your internal audit procedures regarding the review of journal entries and non-recurring transactions, areas that appear underlie restatements made to correct errors in your 2012 Forms 10-Q. It is unclear to us how these matters were addressed in your disclosure of material internal control weaknesses in the third paragraph of page control 139. Please clarify and revise as necessary in accordance with Item 308(a)(3) of Regulation S-K to disclose each material weakness in your "internal control over financial reporting that was identified by management" as of December 31, 2012.

Form 10-Q/A for the quarterly period ended March 31, 2012

Item 4, Controls and Procedures, page 35

3. It is unclear to us from the first full and the penultimate paragraphs of page 36 whether management's evaluation of the effectiveness of disclosure controls and procedures, in this and subsequent amended filings, is as of the end of each 34 Act interim reporting period or as of December 31, 2012. Please clarify. If management's evaluation of the effectiveness of disclosure controls and procedures was not performed as of the end of this and each subsequent 34 Act interim reporting period please tell us why. Address in your response the numerous accounting and reporting errors affecting those periods. Item 307 of Regulation S-K requires that management evaluate the effectiveness of disclosure controls and procedures "as of the end of the period covered by the report".

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

4. We note that your recent reassessment of your previous conclusion regarding the consolidation of the "Oklahoma Owners" VIEs resulted in restatement of your 2012 interim financial statements. Explain for us the basis in ASC 810 for your revised conclusion. Identify for us the underlying facts and circumstances that caused you to come to a conclusion different from your previously held conclusion. Please also address the December 20, 2012 subordination of your 5% management fee under the credit agreement with Gemino Healthcare Finance, LLC in your response.

5. For each balance sheet date; March 31, 2012, June 30, 2012 and September 30, 2012, please provide us with debt covenant information that is comparable to the information provided on pages 61 and 62 of your December 31, 2012 Form 10-K. Tell us the impact the corrected amounts would have had on those debt covenants for each such interim period. Specify which, if any, debt covenants would have been violated.

Form 10-Q/A for the quarterly period ended September 30, 2012

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

6. With the exceptions of adjustments related to management fees charged to certain variable interest entities and for "changes in accrued performance-based incentive obligation", your material "other adjustments" presented on pages 11 through 17 appear to be related to "timing issues" and appear to adversely affect your interim results of operations. Please explain. Identify for us the particular weakness in disclosure controls and procedures and the changes and weakness in internal control that allowed such errors to go undetected at the original filing dates of your 2012 interim reports.

7. Explain for us why your "accrued performance-based incentive obligation" needed to be restated. Identify for us the classes of employees for whom this incentive obligation was reduced.

8. Please revise your disclosure of your "other adjustments" in the June 30, and September 30, 2012 Forms 10-Q/A to include an explanation of why material corrections were made to your interest expense line item.

9. Please reconcile the component adjustments to costs of services expenses and general and administrative expenses for the nine months ended September 30, 2012 to the respective $5,656,000 and $(852,000) adjustments presented on page 16. It is not clear to us whether the disclosure of adjustments to costs of services expenses and general and administrative expenses on page 12 includes all material items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP